Bond Fund


Results of Shareholder Votes


The Annual Meeting of Shareholders of the Trust was held on June 27, 2001, where shareholders voted on the election of trustees.

1) With regards to the election of the following trustees by common shareholders of the Trust:
                                                    # of Shares
                                      In Favor              Withheld
Richard F. Powers, III                9,900,063              169,353
Hugo F. Sonnenschein                  9,938,155              131,261
Theodore A. Myers                     9,915,577              153,838

The other trustees of the Trust whose terms did not expire in 2001 are David C. Arch, Howard J Kerr, Wayne W. Whalen and Rod Dammeyer.